As filed with the Securities and Exchange Commission on August 12, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Antigenics Inc.
(Exact name of registrant as specified in its charter)

Delaware	06-1562417
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
630 Fifth Avenue, Suite 2100
New York, New York 10111
(212) 994-8200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Garo H. Armen

Chief Executive Officer
Antigenics Inc.
630 Fifth Avenue, Suite 2100
New York, New York 10111
(212) 994-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Please send copies of all communications to:

Paul M. Kinsella

Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Aggregate Offering	Aggregate	Amount of
Securities to be Registered	Registered	Price Per Unit	Offering Price	Registration Fee

Common Stock, $0.01 par value per share	350,000 shares(1)	$6.74(2)	$2,359,000	$299

(1)	The registration statement shall also cover such additional number of shares of Antigenics common stock as are issued or issuable as a result of a stock split, stock dividend or similar transaction.

(2)	Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(c), based upon the average of the high and low prices for Antigenics common stock, as reported by The Nasdaq National Market of August 6, 2004.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in the prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where an offer is not permitted.

Subject to Completion and Amendment, dated August 12, 2004

PROSPECTUS

350,000 Shares

Antigenics Inc.

Antigenics Common Stock

     This prospectus relates to the resale of 350,000 shares of Antigenics common stock, $0.01 par value per share, that we issued in a private placement on July 30, 2004 in connection with our acquisition of assets from Mojave Therapeutics, Inc. These shares may be offered and sold from time to time by the selling securityholders listed in this prospectus. We will not receive any of the proceeds from the sale of these shares.

     Our common stock trades on the Nasdaq National Market under the symbol “AGEN.”

      Investing in Antigenics securities involves a high degree of risk. Before purchasing shares of Antigenics common stock, you should carefully read and consider the risk factors identified under “Risk Factors” beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     The mailing address at our principal offices is 630 Fifth Avenue, Suite 2100, New York, New York 10111. Our telephone number at these offices is 212-994-8200.

The date of this prospectus is August      , 2004.

Oncophage® and AroplatinTM are trademarks of Antigenics Inc. Other trademarks included in this prospectus are the property of their owners.

ABOUT THIS PROSPECTUS

      This prospectus relates to the resale of 350,000 shares of Antigenics common stock that we issued in a private placement on July 30, 2004 in connection with our acquisition of assets from Mojave Therapeutics, Inc. These shares may be offered and sold from time to time by the selling securityholders listed in this prospectus. We will not receive any of the proceeds from the sale of these shares.

RISK FACTORS

      If you purchase shares of Antigenics common stock, you will take on financial risk. In deciding whether to invest, you should carefully analyze the following risk factors in addition to the other information included and incorporated by reference in this prospectus. It is especially important to consider these risk factors when you read forward-looking statements.

If we incur operating losses for longer than we expect, we may be unable to continue our operations.

      From our inception through June 30, 2004, we have generated net losses totaling $300 million. Our net losses for the six months ended June 30, 2004, and for the years ended December 31, 2003, 2002, and 2001 were $20.2 million, $65.9 million, $55.9 million, and $73.5 million, respectively. We expect to incur significant losses over the next several years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Phase 3 clinical trials are particularly expensive to conduct, and we plan to initiate two new Phase 3 clinical trials during 2004, one in renal cell carcinoma and one in melanoma. Furthermore, our ability to generate cash from operations is dependent on if and when we will be able to commercialize our products. We expect that the earliest we may be able to commercialize Oncophage would be in late 2005. If we incur operating losses for longer than we expect, we may be unable to continue our operations.

If we fail to obtain the capital necessary to fund our operations, we will be unable to advance our development programs and complete our clinical trials.

      On June 30, 2004, we had approximately $117 million in cash, cash equivalents and short-term investments. In February 2004, we sold 5,400,000 shares of our common stock, raising net proceeds of approximately $54 million. With our current capital we expect that we could fund our development programs, clinical trials, and other operating expenses through the end of 2005. We plan to raise additional funds prior to that time. For the six months ended June 30, 2004, the sum of our average monthly cash used in operating activities plus our average monthly capital expenditures was approximately $5.5 million. Total capital expenditures for the six months ended June 30, 2004 were $1.3 million. We anticipate additional capital expenditures of up to $3.7 million during the remainder of 2004. Since our inception, we have financed our operations primarily through the sale of equity. In order to finance our future operations, we will be required to raise additional funds in the capital markets, through arrangements with corporate partners, or from other sources. Additional financing, however, may not be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we will be required to delay, reduce, or eliminate some or all of our development programs and some or all of our clinical trials, including the development programs and clinical trials supporting our most advanced product candidate, Oncophage. We also may be forced to license technologies to others under agreements that allocate to third parties substantial portions of the potential value of these technologies.

The commercial launch of Oncophage will be significantly delayed or prevented if we are unable to convince the United States Food and Drug Administration that our Phase 3 trials of Oncophage, our most advanced product candidate, are sufficient to support licensure of Oncophage.

      On September 3, 2003, the FDA placed our Phase 3 Oncophage clinical trials in renal cell carcinoma and in melanoma on partial clinical hold. The FDA’s written correspondence instituting the partial clinical hold indicated that Oncophage was not sufficiently characterized and that based on the then current level of Oncophage product characterization information provided to the FDA, the FDA would refuse the filing of a biologics license application, or BLA. On October 24, 2003, we submitted additional Oncophage product characterization information to the FDA, and on November 24, 2003, we announced that the FDA had lifted the partial clinical hold. Even though the FDA lifted the partial clinical hold, the FDA has informed us that, for purposes of our Phase 3 trial in renal cell carcinoma (trial C-100-12) and our Phase 3 trial in melanoma (trial C-100-21), Oncophage has been insufficiently characterized and that the results obtained with an inadequately characterized product could not be used to provide efficacy data in support of a biologics license application. We have since provided additional information to the FDA regarding product characterization and believe we have addressed their comments. However, we may not succeed in convincing the FDA that the data from these trials, even if significantly positive, should be considered pivotal and sufficient to support licensure of Oncophage. In this event, we will be required to enroll additional patients and/or to complete additional trials in both renal cell carcinoma and melanoma to support BLA filings for Oncophage. This may significantly delay or prevent the commercial launch of Oncophage and negatively impact our financial prospects.

If the results from our first Phase 3 trials of Oncophage do not demonstrate efficacy, our commercial launch of Oncophage will be delayed or prevented and our business prospects will be substantially diminished.

      In December 2003, we announced that the Data Monitoring Committee, or DMC, had convened as scheduled for the interim analysis of our ongoing Phase 3 clinical trial of Oncophage in the treatment of renal cell carcinoma, C-100-12. The DMC recommended that the trial proceed as planned and did not require that we change patient accrual goals. These recommendations do not assure either that the trial will demonstrate statistically significant results or that the trial will prove adequate to support approval of Oncophage for commercialization in the treatment of patients with renal cell carcinoma. The final data from the trial may not sufficiently demonstrate levels of efficacy and safety necessary to support marketing approval by the FDA and other regulatory agencies. Data from clinical trials are subject to varying interpretations.

      Inconclusive or negative final data from the current Phase 3 renal cell carcinoma trial, C-100-12, or interim or final data from the current Phase 3 melanoma trial, C-100-21, would have a significant negative impact on our prospects and likely would cause a sharp sell-off of our securities. If the results in our Phase 3 trials are not sufficiently positive to garner approval from regulatory agencies, we may abandon development of Oncophage for the applicable indication or we may expend considerable resources repeating the trials or starting different trials. These activities would reduce our prospects for generating revenue in the near term and increase our losses.

The regulatory approval process is uncertain, time-consuming and expensive.

      The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. It also can vary substantially, based on the type, complexity and novelty of the product. Our most advanced product candidate, Oncophage, is a novel cancer therapeutic vaccine that is personalized for each patient. To date, the FDA has not approved any cancer therapeutic vaccines for commercial sale, and foreign regulatory agencies have approved only a limited number. Both the FDA and foreign regulatory agencies have relatively little experience in reviewing personalized medicine therapies, and the partial clinical hold that the FDA had placed on our current Phase 3 Oncophage clinical trials primarily related to product characterization issues partially associated with the personalized nature of Oncophage. Oncophage may experience a long regulatory review process and high development costs, either of which could delay or prevent our commercialization efforts.

      To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular product candidate is safe and effective for the applicable disease. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure or conduct of clinical trials or the ability to interpret the data from the trials; similar problems could delay or prevent us from obtaining approvals. We plan to initiate an additional Phase 3 trial for Oncophage during the second half of 2004 in renal cell carcinoma. We intend to use this Phase 3 trial to support approval of Oncophage in renal cell carcinoma. During 2004, we also intend to initiate a second Phase 3 trial in melanoma in collaboration with large cooperative groups. Even after reviewing the protocols for our planned Phase 3 trials, the FDA and other regulatory agencies may not consider our ongoing trials together with these new trials to be adequate for registration and may disagree with our overall strategy to seek approval for Oncophage in renal cell carcinoma and melanoma. In this event, the potential commercial launch of Oncophage would be significantly delayed, which would likely have a materially negative impact on our ability to generate revenue and our need for additional funding.

      The timing and success of a clinical trial is dependent on enrolling sufficient patients in a timely manner, avoiding adverse patient reactions and demonstrating in a statistically significant manner the safety and efficacy of the product candidate. Because we rely on third-party clinical investigators and contract research organizations to conduct our clinical trials, we may encounter delays outside our control, particularly if our relationships with any third-party clinical investigators or contract research organizations are adversarial. The timing and success of our Phase 3 trials, in particular, are also dependent on the FDA and other regulatory agencies accepting each trial’s protocol, statistical analysis plan, product characterization tests, and clinical data. If we are unable to satisfy the FDA and other regulatory agencies with such matters, including the specific matters noted above, and/or our Phase 3 trials yield inconclusive or negative results, we will be required to modify or expand the scope of our Phase 3 studies or conduct additional Phase 3 studies to support BLA filings, including additional studies beyond the two new Phase 3 trials in renal cell carcinoma and melanoma that we plan to initiate during 2004. In addition, the FDA may request additional information or data to which we do not have access. Delays in our ability to respond to such an FDA request would delay, and failure to adequately address all FDA concerns would prevent, our commercialization efforts.

      In addition, we, or the FDA, might further delay or halt our clinical trials for various reasons, including but not limited to:

•	we may fail to comply with extensive FDA regulations;

•	a product candidate may not appear to be more effective than current therapies;

•	a product candidate may have unforeseen or significant adverse side effects or other safety issues;

•	the time required to determine whether a product candidate is effective may be longer than expected;

•	we may be unable to adequately follow or evaluate patients after treatment with a product candidate;

•	patients may die during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to the product candidate;

•	sufficient numbers of patients may not enroll in our clinical trials; or

•	we may be unable to produce sufficient quantities of a product candidate to complete the trial.

      Furthermore, regulatory authorities, including the FDA, may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit, or prevent regulatory approval or clearance. Any delays or difficulties in obtaining regulatory approvals or clearances for our product candidates may:

•	adversely affect the marketing of any products we or our collaborators develop;

•	impose significant additional costs on us or our collaborators;

•	diminish any competitive advantages that we or our collaborators may attain; and

•	limit our ability to receive royalties and generate revenue and profits.

      If we do not receive regulatory approval for our products in a timely manner, we will not be able to commercialize them in the timeframe anticipated, and, therefore, our business will suffer.

We must receive separate regulatory approvals for each of our product candidates for each type of disease indication before we can market and sell them in the United States or internationally.

      We and our collaborators cannot sell any drug or vaccine until we receive regulatory approval from governmental authorities in the United States, and from similar agencies in other countries. Oncophage and any other drug candidate could take a significantly longer time to gain regulatory approval than we expect or may never gain approval or may gain approval for only limited indications.

Even if we do receive regulatory approval for our product candidates, the FDA or international regulatory authorities will impose limitations on the indicated uses for which our products may be marketed or subsequently withdraw approval, or take other actions against us or our products adverse to our business.

      The FDA and international regulatory authorities generally approve products for particular indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

We will not generate further product sales revenue from Quilvax-FELV.

      To date, we have generated product sales revenue from only one product, a feline leukemia vaccine, the manufacturing rights to which we sold in March 2004 to Virbac, S.A., our former marketing partner. Prior to the sale, our revenues from the feline leukemia vaccine for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002, and 2001 were $0.3 million, $3.5 million, $2.6 million, $1.6 million, respectively. We no longer sell that product.

Our business development efforts to partner Oncophage, our most advanced product candidate, are in early stages and may not result in any significant collaboration agreements.

      We are engaged in efforts to partner Oncophage, our most advanced product candidate, with a pharmaceutical or larger biotech company to assist us with the global commercialization of Oncophage. While we have been pursuing these business development efforts for several years, we have not negotiated a definitive agreement relating to the potential commercialization of Oncophage. Many larger companies may be unwilling to commit to a substantial agreement prior to receipt of additional clinical data or, in the absence of such data, may demand economic terms that are unfavorable to us. Even if Oncophage generates favorable clinical data, we may not be able to negotiate a transaction that provides us with favorable economic terms. While some other biotechnology companies have negotiated large collaborations, we may not be able to negotiate any agreements with terms that replicate the terms negotiated by those other companies. We may not, for example, obtain significant upfront payments or substantial royalty rates. Some larger companies are skeptical of the commercial potential and profitability of a personalized product candidate like Oncophage.

We may not receive significant payments from collaborators due to unsuccessful results in existing collaborations or failure to enter into future collaborations.

      Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on our ability to negotiate such agreements and on the success of the other parties in performing research, preclinical and clinical testing. Our collaborations involving QS-21, for example, depend on our licensees successfully completing clinical trials and obtaining regulatory approvals. These activities frequently fail to produce marketable products. For example, in March 2002, Elan Corporation and Wyeth Ayerst Laboratories announced a decision to permanently cease dosing patients in their Phase 2A clinical trial of their AN-1792 Alzheimer’s vaccine containing our QS-21 adjuvant. Several of our agreements also require us to transfer important rights to our collaborators and licensees. As a result of collaborative agreements, we will not completely control the nature, timing, or cost of bringing these products to market. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. They may cease pursuing the programs or elect to collaborate with different companies. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time we may also become involved in disputes with our collaborators. As a result of these factors, our strategic collaborations may not yield revenues. In addition, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations would increase our need to fund our operations through sales of equity.

If we are unable to purify heat shock proteins from some cancer types, we may have difficulty successfully completing our clinical trials and, even if we do successfully complete our clinical trials, the size of our potential market would decrease.

      Heat shock proteins occur naturally in the human body and have the potential to activate powerful cellular immune responses. Our ability to successfully develop and commercialize Oncophage or AG-858 for a particular cancer type depends on our ability to purify heat shock proteins from that type of cancer. If we experience difficulties in purifying heat shock proteins for a sufficiently large number of patients in our clinical trials, including our Phase 3 clinical trials, it may lower the probability of a successful analysis of the data from these trials. Our overall manufacturing success rate to date for our Phase 3 trial, C-100-12, in renal cell carcinoma is 92%; for our Phase 3 trial in metastatic melanoma, C-100-21, it is 69%. Our inability to manufacture adequate amounts of Oncophage for approximately 31% of the patients randomized to date in the Oncophage treatment arm of the melanoma trial may jeopardize the potential for the trial, as currently designed, to meet its pre-specified clinical endpoints. We are currently addressing the lower manufacturing success rate for melanoma and expect to implement changes during the third quarter to improve the manufacturing success rate in this trial. We are also evaluating whether or not changes should be made to the design, enrollment target, or planned conclusion of C-100-21. If such changes are required, it will substantially delay our efforts to file a BLA for Oncophage in melanoma.

      Based on our completed earlier clinical trials and our ongoing clinical trials conducted in renal cell carcinoma (including our C-100-12 trial), we have been able to manufacture Oncophage from 93% of the tumors delivered to our manufacturing facility; for melanoma (including our C-100-21 trial), 78%; for colorectal cancer, 98%; for gastric cancer, 81%; for lymphoma, 89%; and for pancreatic cancer, 46%. The relatively low rate for pancreatic cancer is due to the abundance of proteases in pancreatic tissue. Proteases are enzymes that break down proteins. These proteases may degrade the heat shock proteins during the purification process. We have made process development advances that have improved the manufacture of Oncophage from pancreatic tissue. In an expanded Phase 1 pancreatic cancer study, Oncophage was manufactured from five of five tumor samples (100%), bringing the aggregate success rate for this cancer type, which was previously 30%, to 46%. We have successfully manufactured AG-858 from approximately 81% of the patient samples received.

      We may encounter problems with other types of cancers as we expand our research. If we cannot overcome these problems, the number of cancer types that Oncophage could treat would be limited. In addition, if we commercialize Oncophage, we may face claims from patients for whom we are unable to produce a vaccine.

If we fail to sustain and further build our intellectual property rights, competitors will be able to take advantage of our research and development efforts to develop competing products.

      If we are not able to protect our proprietary technology, trade secrets, and know-how, our competitors may use our inventions to develop competing products. We currently have exclusive rights to at least 69 issued U.S. patents and 97 foreign patents. We also have rights to at least 44 pending U.S. patent applications and 145 pending foreign patent applications. However, our patents may not protect us against our competitors. The standards which the United States Patent and Trademark Office uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them, and they are challenged, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents that are issued may not contain claims that permit us to stop competitors from using similar technology.

      In addition to our patented technology, we also rely on unpatented technology, trade secrets, and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting, collaborative, or contractual relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our rights to, or use, our technology.

      If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask a court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the grounds that such other party’s activities do not infringe our patents.

      Furthermore, a third party may claim that we are using inventions covered by such third party’s patents or other intellectual property rights and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive and would consume time and other resources. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party substantial damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We know of patents issued to third parties relating to heat shock proteins and alleviation of symptoms of cancer, respectively. We have reviewed these patents, and we believe, as to each claim in those patents, that we either do not infringe the claim of the patents or that the claim is invalid. Moreover, patent holders sometimes send communications to a number of companies in related fields, suggesting possible infringement, and we, like a number of biotechnology companies, have received this type of communication, including with respect to the third-party patents mentioned above. If we are sued for patent infringement, we would need to demonstrate that our products either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, which we may not be able to do. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Additionally, two of the patent applications licensed to us contain claims that are substantially the same as claims in a third-party patent relating to heat shock proteins. We will ask the United States Patent and Trademark Office to declare an interference with this third-party patent, U.S. Patent No. 6,713,608. We believe that the invention of U.S. Patent No. 6,713,608 is the same as that of earlier-filed U.S. Patents No. 5,747,332, 6,066,716, and 6,433,141, which we believe are owned by the same third party, and which were involved in a previous interference proceeding with one of those two applications. During that interference proceeding, we were awarded priority based upon our earlier effective filing date. Accordingly, we believe that the United States Patent and Trademark Office should declare an interference between our pending patent applications and this latest third-party patent and that the claims of U.S. Patent No. 6,713,608 should be deemed invalid. Although we believe that we should prevail against this third-party patent in an interference proceeding, there is no guarantee that will be the outcome.

      Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to enter into collaborations with other entities.

If we fail to maintain positive relationships with particular individuals, we may be unable to successfully develop our product candidates, conduct clinical trials and obtain financing.

      Pramod K. Srivastava, Ph.D., a member of our board of directors, the chairman of our scientific advisory board, and a consultant to us, and Garo H. Armen, Ph.D., the chairman of our board of directors and our chief executive officer, who together founded Antigenics in 1994, have been, and continue to be, integral to building the company and developing our technology. If either of these individuals decreases his contributions to the company, our business could be adversely impacted.

      Dr. Srivastava is not an employee of Antigenics and has other professional commitments. We sponsor research in Dr. Srivastava’s laboratory at the University of Connecticut Health Center in exchange for the right to license discoveries made in that laboratory with our funding. Dr. Srivastava is a member of the faculty of the University of Connecticut School of Medicine. The regulations and policies of the University of Connecticut Health Center govern the relationship between a faculty member and a commercial enterprise. These regulations and policies prohibit Dr. Srivastava from becoming our employee. Furthermore, the University of Connecticut may modify these regulations and policies in the future to further limit Dr. Srivastava’s relationship with us. Dr. Srivastava has a consulting agreement with Antigenics, which includes financial incentives for him to remain associated with us, but these may not prove sufficient to prevent him from severing his relationship with Antigenics, even during the time covered by the consulting agreement. In addition, this agreement does not restrict Dr. Srivastava’s ability to compete against us after his association with Antigenics is terminated. This agreement expires in March 2005 but will be automatically extended for additional one-year periods unless either party decides not to extend the agreement. If Dr. Srivastava were to terminate his affiliation with us or devote less effort to advancing our technologies, we may not have access to future discoveries that could advance our technologies.

      We do not have an employment agreement with Dr. Armen. In addition, we do not carry key employee insurance policies for Dr. Armen or any other employee.

      We also rely greatly on employing and retaining other highly trained and experienced senior management and scientific personnel. Since our manufacturing process is unique, our manufacturing and quality control personnel are very important. The competition for these and other qualified personnel in the biotechnology field is intense. If we are not able to attract and retain qualified scientific, technical and managerial personnel, we probably will be unable to achieve our business objectives.

We face litigation that could result in substantial damages and may divert management’s time and attention from our business.

      Antigenics, our chairman and chief executive officer, Garo H. Armen, Ph.D., and two brokerage firms that served as underwriters in our initial public offering have been named as defendants in a federal civil class action lawsuit. We have submitted settlement papers with the Federal District Court for the Southern District of New York; however, a failure to finalize a settlement could require us to pay substantial damages. Regardless of the outcome, participation in a lawsuit may cause a diversion of our management’s time and attention from our business.

      In addition, we are involved in other litigation, and may become involved in additional litigation, with former employees, our commercial partners, and others. Any such litigation could be expensive in terms of out-of-pocket costs and management time, and the outcome of any such litigation will be uncertain.

If we fail to obtain adequate levels of reimbursement for our product candidates from third-party payers, the commercial potential of our product candidates will be significantly limited.

      Our profitability will depend on the extent to which government authorities, private health insurance providers and other organizations provide reimbursement for the cost of our product candidates. Many patients will not be capable of paying for our product candidates themselves. A primary trend in the United States health care industry is toward cost containment. Large private payers, managed care organizations, group purchasing organizations, and similar organizations are exerting increasing influence on decisions regarding the use of particular treatments. Furthermore, many third-party payers limit reimbursement for newly approved health care products. Cost containment measures may prevent us from becoming profitable.

      It is not clear that public and private insurance programs will determine that Oncophage or our other product candidates come within a category of items and services covered by their insurance plans. For example, although the federal Medicare program covers drugs and biological products, the program takes the position that the FDA’s treatment of a product as a drug or biologic does not require the Medicare program to treat the product in the same manner. Accordingly, it is possible that the Medicare program will not cover Oncophage or our other product candidates if they are approved for commercialization. It is also possible that there will be substantial delays in obtaining coverage of Oncophage or our other product candidates and that, if coverage is obtained, there may be significant restrictions on the circumstances in which there would be reimbursement. Where insurance coverage is available, there may be limits on the payment amount. Congress and the Medicare program periodically propose significant reductions in the Medicare reimbursement amounts for drugs and biologics. Such reductions could have a material adverse effect on sales of any of our product candidates that receive marketing approval. In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The future impact of this legislation on our product candidates is uncertain. Effective January 1, 2004, Medicare payments for many drugs administered in physician’s offices were reduced significantly. This provision impacts many drugs used in cancer treatment by oncologists and urologists. The payment methodology changes in future years, and it is unclear how the payment methodology will impact reimbursement for Oncophage, if it receives regulatory approval, and incentives for physicians to recommend Oncophage relative to alternative therapies.

Product liability and other claims against us may reduce demand for our products or result in substantial damages.

      We face an inherent risk of product liability exposure related to testing our product candidates in human clinical trials and will face even greater risks if we sell our product candidates commercially. An individual may bring a product liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. Product liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial volunteers;

•	costs of related litigation; and

•	substantial monetary awards to plaintiffs.

      We manufacture Oncophage and AG-858 from a patient’s cancer cells, and a medical professional must inject Oncophage or AG-858 into that same patient. A patient may sue us if we, a hospital, or a delivery company fails to deliver the removed cancer tissue or that patient’s Oncophage or AG-858. We anticipate that the logistics of shipping will become more complex if the number of patients we treat increases, and it is possible that all shipments will not be made without incident. In addition, administration of Oncophage or AG-858 at a hospital poses risk of delivery to the wrong patient. Currently, we do not have insurance that covers loss of or damage to Oncophage or AG-858, and we do not know whether insurance will be available to us at a reasonable price or at all. We have limited product liability coverage for clinical research use of product candidates. Our product liability policy provides $10 million aggregate coverage and $10 million per occurrence. This limited insurance coverage may be insufficient to fully compensate us for future claims.

We may incur significant costs complying with environmental laws and regulations.

      We use hazardous, infectious, and radioactive materials in our operations, which have the potential of being harmful to human health and safety or the environment. We store these hazardous (flammable, corrosive, toxic), infectious, and radioactive materials, and various wastes resulting from their use, at our facilities pending use and ultimate disposal. We are subject to a variety of federal, state and local laws and regulations governing use, generation, storage, handling, and disposal of these materials. We may incur significant costs complying with both current and future environmental health and safety laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Drug Enforcement Agency, the Department of Transportation, the Centers for Disease Control and Prevention, the National Institutes of Health, the International Air Transportation Association, and various state and local agencies. At any time, one or more of the aforementioned agencies could adopt regulations that may affect our operations. We are also subject to regulation under the Toxic Substances Control Act and the Resource Conservation Development programs.

      Although we believe that our current procedures and programs for handling, storage, and disposal of these materials comply with federal, state, and local laws and regulations, we cannot eliminate the risk of accidents involving contamination from these materials. Although we have limited pollution liability coverage ($2 million) and a workers’ compensation liability policy, in the event of an accident or accidental release, we could be held liable for resulting damages, which could be substantially in excess of any available insurance coverage and could substantially disrupt our business.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capability or marketing expertise.

      Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products, including heat shock proteins directed at cancer, infectious diseases, autoimmune disorders, and degenerative disorders. Several of these companies have products that utilize similar technologies and/or personalized medicine techniques, such as CancerVax’s Canvaxin, Dendreon’s Provenge and Mylovenge, Stressgen’s HspE7, AVAX’s M-Vax and O-Vax, Intracel’s OncoVax, and Cell Genesys’ GVAX vaccines. Additionally, many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than we do. Our competitors may:

•	commercialize their products sooner than we commercialize our own;

•	develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;

•	implement more effective approaches to sales and marketing;

•	establish superior intellectual property positions; or

•	discover technologies that may result in medical insights or breakthroughs which render our drugs or vaccines obsolete, possibly before they generate any revenue.

      More specifically, if we receive regulatory approvals, some of our product candidates will compete with well-established, FDA-approved therapies such as interleukin-2 and interferon-alpha for renal cell carcinoma and melanoma, which have generated substantial sales over a number of years. We anticipate that we will face increased competition in the future as new companies enter markets we seek to address and scientific developments surrounding immunotherapy and other cancer therapies continue to accelerate.

Risks Related to our Common Stock

Our officers and directors may be able to block proposals for a change in control.

      Antigenics Holdings L.L.C. is a holding company that owns shares of our common stock and as of June 30, 2004, Antigenics Holdings L.L.C. controlled approximately 25% of our outstanding common stock. Due to this concentration of ownership, Antigenics Holdings L.L.C. may be able to prevail on all matters requiring a stockholder vote, including:

•	the election of directors;

•	the amendment of our organizational documents; or

•	the approval of a merger, sale of assets, or other major corporate transaction.

      Certain of our directors and officers directly and indirectly own approximately 74% of Antigenics Holdings L.L.C. and, if they elect to act together, can control Antigenics Holdings L.L.C. In addition, several of our directors and officers directly and indirectly own approximately 4% of our outstanding common stock.

A single, otherwise unaffiliated, stockholder holds a substantial percentage of our outstanding capital stock.

      According to publicly filed documents, Mr. Brad M. Kelley beneficially owns 5,546,240 shares of our outstanding common stock and 31,620 shares of our Series A convertible preferred stock. The shares of preferred stock are currently convertible at any time into 2,000,000 shares of common stock at an initial conversion price of $15.81. If Mr. Kelley had converted all of the shares of preferred stock on June 30, 2004, he would have held approximately 16% of our outstanding common stock. We currently have a right of first refusal agreement with Mr. Kelley that provides us with limited rights to purchase certain of Mr. Kelley’s shares if he proposes to sell them to a third party.

      Mr. Kelley’s substantial ownership position provides him with the ability to substantially influence the outcome of matters submitted to our stockholders for approval. Furthermore, collectively, Mr. Kelley and Antigenics Holdings L.L.C. control approximately 37% of our outstanding common stock, providing substantial ability, if they vote in the same manner, to determine the outcome of matters submitted to a stockholder vote. If Mr. Kelley were to convert all of his preferred stock into common stock, the combined percentage would increase to 41%. Additional purchases of our common stock by Mr. Kelley also would increase both his own percentage of outstanding voting rights and the percentage combined with Antigenics Holdings L.L.C. (Mr. Kelley’s shares of preferred stock do not carry voting rights; the common stock issuable upon conversion, however, carries the same voting rights as other shares of common stock.)

Provisions in our organizational documents could prevent or frustrate attempts by stockholders to replace our current management.

      Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without consent of our board of directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, under our certificate of incorporation, our board of directors may issue shares of preferred stock and determine the terms of those shares of stock without any further action by our stockholders. Our issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our board of directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and nominations, and permit only our president or a majority of the board of directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering attempts by our stockholders to replace our current management. In addition, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The board may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

Our stock has low trading volume and its public trading price has been volatile.

      Between our initial public offering on February 4, 2000 and August 2, 2004, the closing price of our common stock has fluctuated between $6.86 and $52.63 per share, with an average daily trading volume for the six months ended June 30, 2004 of approximately 518,000 shares. The market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of individual companies.

In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

•	announcements of decisions made by public officials;

•	results of our preclinical and clinical trials;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	developments concerning proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results with respect to products under development by us or by our competitors;

•	regulatory developments; and

•	quarterly fluctuations in our financial results.

The sale of a significant number of shares could cause the market price of our stock to decline.

      The sale by us or the resale by stockholders of a significant number of shares of our common stock could cause the market price of our common stock to decline. As of June 30, 2004, we had approximately 45,088,000 shares of common stock outstanding. All of these shares are eligible for sale on the NASDAQ National Market, although certain of the shares are subject to sales volume and other limitations.

      We have filed registration statements to permit the sale of 10,436,831 shares of common stock under our equity incentive plan, and certain equity plans that we assumed in the acquisitions of Aquila Biopharmaceuticals, Inc. and Aronex Pharmaceuticals, Inc. We have also filed a registration statement to permit the sale of 300,000 shares of common stock under our employee stock purchase plan. We have also filed a registration statement to permit the sale of 100,000 shares of common stock under our directors’ deferred compensation plan. As of June 30, 2004, options to purchase approximately 5,125,000 shares of our common stock upon exercise of options with a weighted average exercise price per share of $9.79 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to five years following the date of grant. As of June 30, 2004, warrants to purchase approximately 92,000 shares of our common stock with a weighted average exercise price per share of $40.69 were outstanding. We have also filed a registration statement to permit the sale of our common stock, preferred stock and debt securities, which we may sell separately or together at any time in any combination, in an aggregate amount of up to $100 million. The 5,400,000 common shares sold during February 2004 were sold pursuant to that registration statement, thereby reducing the aggregate amount of securities we may sell pursuant to that registration statement to $43.3 million.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This information statement contains forward-looking statements. Generally, these statements can be identified by the use of terms like “believe,” “expect,” “anticipate,” “plan,” “may,” “will,” “could,” “estimate,” “potential,” “opportunity,” “future,” “project” and similar terms. Forward-looking statements may include statements about Antigenics’ time lines for completing clinical trials, time lines for releasing data from clinical trials, time lines for initiating new clinical trials, future product research and development activities, the expected effectiveness of therapeutic drugs and vaccines in treating diseases, applicability of Antigenics’ heat shock protein technology to multiple cancers and infectious diseases, competitive position, plans for regulatory filings, possible receipt of future regulatory approvals, expected cash needs, plans for sales and marketing, implementation of corporate strategy and future financial performance. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, among others, that clinical trials may not demonstrate that the company’s products are both safe and more effective than current standards of care; that it may be unable to obtain the regulatory approvals necessary to conduct additional clinical trials; that Antigenics may not be able to enroll sufficient numbers of patients in its clinical trials; that Antigenics may be unable to obtain the regulatory approvals necessary to commercialize its products because the FDA or other regulatory agencies are not satisfied with Antigenics’ trial protocols or the results of its trials; that Antigenics may fail to adequately protect its intellectual property or that Antigenics is determined to infringe on the intellectual property of others; changes in financial markets and geopolitical developments; and the solvency of counter-parties under subleases and general real estate risks. Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this information statement, including the information set forth under the heading “RISK FACTORS” beginning on page 2.

      You are cautioned not to place significant reliance on these forward-looking statements, which speak only as of the date of this information statement. Antigenics undertakes no obligation to update these statements.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of Antigenics common stock offered by this prospectus. This prospectus relates to resales by the selling securityholders listed below or in a supplement to this prospectus of 350,000 shares of Antigenics common stock that we issued in a private placement on July 30, 2004 in connection with our acquisition of assets from Mojave Therapeutics.

SELLING SECURITY HOLDERS

      This prospectus relates to resales by the selling securityholders listed below of 350,000 shares of Antigenics common stock that we issued in a private placement on July 30, 2004 in connection with our acquisition of assets from Mojave Therapeutics, Inc.

      The table below sets forth information about the beneficial ownership of shares of Antigenics common stock by each selling securityholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of shares of Antigenics common stock. Our registration of the shares of Antigenics common stock that were issued in connection with the acquisition of assets from Mojave Therapeutics does not mean that the selling securityholders identified below will sell all or any of these shares.

      We have prepared this table using information furnished to us by the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

	Number of Shares of	Number of Shares of
	Antigenics Common Stock	Antigenics Common Stock
	Offered	Beneficially Owned After the
Name(1)	Pursuant to this Prospectus	Offering(2)

Mojave Therapeutics, Inc.	198,875	0
Life Science Group	28,209	0
Johnson & Johnson Development Corporation	9,219	0
Patricia M. Cloherty	1,615	0
Frank Landsberger	77	0
John Starynski and Marilyn Pontone	154	0
Gobi Partners II LLC	860	0
[Names of other selling securityholders and their respective ownership interests will be provided in a pre-effective amendment to the registration statement of which this prospectus forms a part.]

(1)	Individuals and entities who receive shares of Antigenics common stock covered by this prospectus from a selling securityholder as a gift or in connection with a pledge may sell up to 500 of those shares using this prospectus.

(2)	Assumes that the selling securityholder has sold all the shares of common stock listed next to its name and represents additional shares of Antigenics common stock beneficially owned before the offering.

PLAN OF DISTRIBUTION

      We are registering the shares of common stock issued in connection with our acquisition of assets from Mojave Therapeutics for resale by the selling securityholders listed in this prospectus. The aggregate proceeds to the selling securityholders from the sale of the common stock will be the purchase price of the shares less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares. We will not receive any of the proceeds from the offering of the shares of common stock by the selling securityholders.

      The selling securityholders, or their pledgees, donees or transferees of, or other successors in interest to, the selling securityholders, may sell all or a portion of the shares of common stock from time to time to purchasers directly or through broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

      The selling securityholders and any such broker-dealers or agents who participate in the distribution of shares of common stock may be deemed to be “underwriters” (as this term is defined in the Securities Act). As a result, any discounts, commissions, concessions or profits they earn on the resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities as underwriters under the Securities Act. Selling holders who are “underwriters” within the meaning of the Securities Act are subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      The shares of our common stock may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale, or negotiated prices. These sales may be effected in transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the shares may be listed or quoted at the time of sale, which may include The Nasdaq National Market;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an exchange or otherwise; or

•	through the settlement of short sales.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of our common stock in the course of hedging their positions. The selling securityholders may also sell shares of our common stock short and deliver the shares covered by this prospectus to close out short positions, or loan or pledge shares of our common stock to broker-dealers that in turn may sell the shares.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any broker-dealer or agent regarding the sale of the shares by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the shares of our common stock covered by this prospectus. We cannot assure you that any such selling securityholder will not transfer, devise or gift the shares by other means not described in this prospectus.

      A selling securityholder may decide not to sell any of the shares covered by this prospectus. In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict sales activity by a person engaged in the distribution of the shares for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to shares of our common stock.

      Our outstanding common stock is quoted on the Nasdaq National Market under the symbol “AGEN”.

      Under the agreement contemplated the purchase of assets from Mojave Therapeutics, we agreed to register these shares of our common stock under the Securities Act laws under specific circumstances and at specific times. The agreement and ancillary agreements provide for cross-indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the shares, including some liabilities under the Securities Act. We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the shares to the public other than commissions, fees and discounts of underwriters, broker-dealers and agents. Our obligation to keep the registration statement of which this prospectus is a part effective is subject to exceptions. In certain cases, we may prohibit offers and sales of the shares pursuant to such registration statement.

VALIDITY OF SECURITIES

      Our counsel, Ropes & Gray LLP, Boston, Massachusetts, has passed on the validity of the shares offered by this prospectus.

EXPERTS

      The consolidated financial statements of Antigenics Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements refers to a change in accounting for purchase method business combinations completed after June 30, 2001, a change in accounting for goodwill and intangible assets effective January 1, 2002 and a change in accounting for asset retirement obligations effective January 1, 2003.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the securities covered by this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 15, 2004;

•	our Quarterly Reports for the fiscal quarter ended March 31, 2004 filed with the SEC on May 7, 2004 and for the fiscal quarter ended June 30, 2004 filed with the SEC on August 9, 2004;

•	our Current Reports on Form 8-K filed with the SEC on February 4, 2004, February 18, 2004, April 1, 2004 and May 27, 2004;

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on January 24, 2000, including any amendment or reports filed for the purpose of updating such description.

      We will provide to you, without charge, upon your written or oral request, a copy of any or all of the documents that we incorporate by reference, including exhibits. Please direct requests to: Investor Relations at Antigenics Inc., 630 Fifth Avenue, New York, New York 10111, where the phone number is (212) 994-8200.

WHERE YOU CAN FIND MORE INFORMATION

      You should rely only on the information contained in this prospectus. We have not authorized any person to provide you different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover.

      We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC’s web site at http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The expenses in connection with the securities being registered are as follows:

Amount to
be Paid

Registration fee	299
Printing Expenses	10,000
Legal fees and expenses	20,000
Accounting fees and expenses	15,000
Miscellaneous	201

Total	$45,500

      All of the above figures, except the SEC registration fee, are estimated, and we will pay all of the above expenses.

Item 15.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit. And with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

      Article V of Antigenics’ By-laws provides that Antigenics shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of Antigenics, or is or was serving, or has agreed to serve, at the request of Antigenics, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

      Section 145(g) of the Delaware General Corporation Law and Article V of By-laws of Antigenics provide that the company shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

      Antigenics has entered into indemnification agreements with each of its directors and executive officers and has obtained insurance covering its directors and officers against losses and insuring Antigenics against certain of its obligations to indemnify its directors and officers.

      Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

      Section 6 of Article FIFTH of the Certificate of Incorporation of Antigenics eliminates a director’s personal liability for monetary damages to Antigenics and its stockholders to the fullest extent permitted under the Delaware General Corporation Law.

Item 16.	Exhibits

Exhibit
Number	Description of Document

4.1	Amended and Restated Certificate of Incorporation of Antigenics Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K dated June 10, 2002 (File No. 000-29089) and incorporated herein by reference.
4.2	Amended and Restated By-laws of Antigenics Inc. Filed as Exhibit 3.2 to our Current Report on Form 8-K dated June 10, 2002 (File No. 000-29089) and incorporated herein by reference.
4.3	Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock of Antigenics Inc. filed with the Secretary of State of the State of Delaware on September 24, 2003. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) dated September 25, 2003 and incorporated herein by reference.
4.4	Form of Warrant to purchase Common Stock, together with a list of holders. Filed as Exhibit 4.2 to our Registration Statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
4.5	Form of Debenture. Filed as Exhibit 4.1 to the Current Report on Form 8-K of Aquila Biopharmaceuticals, Inc. (File No. 0-12081) and incorporated herein by reference.
4.6	Form of Common Stock Purchase Warrant. Filed as Exhibit 4.3 to Current Report on Form 8-K dated April 17, 2000 (File No. 0-20111) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.7	Form of Common Stock Purchase Warrant. Filed as Exhibit 4.2 to Current Report on Form 8-K dated April 17, 2000 (File No. 0-20111) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.8	Registration Rights Agreement dated August 2, 1989 by and among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.9	First Amendment to Registration Rights Agreement dated April 18, 1990, by and among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.10	Second Amendment to Registration Rights Agreement dated October 31, 1991, by and among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.4 to the Registration Statement on Form S-1 (File No. 333-47418) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.11	Third Amendment to Registration Rights Agreement, dated September 10, 1993, among Aronex Pharmaceuticals, Inc. and certain of its stockholders. Filed as Exhibit 10.24 to the Registration Statement on Form S-1 (File No. 333-71166) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.

Exhibit
Number	Description of Document

4.12	Fourth Amendment to Registration Rights Agreement dated January 20, 1994, among Aronex Pharmaceuticals and certain of its stockholders. Filed as Exhibit 10.5 to the Annual Report on Form 10-K/A for the year ended December 31, 1999 (File No. 0-20111) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.13	Form of Warrant to Purchase of Common Stock issued to Paramount Capital Inc. Filed as Exhibit 1.2 to the Registration Statement on Form S-1 (File No. 333-67599) of Aronex Pharmaceuticals, Inc. and incorporated herein by reference.
4.15	Right of First Refusal Agreement dated as of May 21, 2004, between Antigenics Inc. and Brad M. Kelley, filed as Exhibit 4.1 to our Current Report on Form 8-K (file No. 0-29089), dated May 27, 2004 and incorporated herein by reference.
5.1	Opinion of Ropes & Gray LLP.
23.1	Consent of KPMG LLP.
23.2	Consent of Ropes & Gray. Included in the opinion filed as Exhibit 5.1.
24.1	Power of Attorney.

Item 17.	Undertakings

      (a) The undersigned hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or

Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, as of August 12, 2004.

ANTIGENICS INC.

By:	/s/ GARO H. ARMEN, PH.D

Garo H. Armen
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and as of August 12, 2004.

Signature		Title

/s/ GARO ARMEN, PH.D. Garo Armen, Ph.D.		Chief Executive Officer and Chairman of the Board of Directors (Principal Executive, Financial, and Accounting Officer)

* Noubar Afeyan, Ph.D.		Director

* Frank AtLee		Director

* Gamil de Chadarevian		Vice Chairman of the Board of Directors

* Tom Dechaene		Director

* Margaret Eisen		Director

* Wadih Jordan		Director

* Mark Kessel		Director

* Pramod Srivastava, Ph.D.		Director

*By:	/s/ GARO ARMEN, PH.D. Garo Armen, Ph.D. Attorney-in-Fact